Exhibit 99.2

Scorpio Bulkers Inc. Announces Pricing of Public Offering of 20 Million Common Shares

MONACO—June 15, 2016 - Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that it has priced its previously announced underwritten public offering (the "Offering") of 20,000,000 shares of common stock, par value $0.01 per share (the "Common Shares"), at $3.05 per share.  Scorpio Services Holding Limited has agreed to purchase an aggregate of 5,250,000 Common Shares at the public offering price. The Offering is expected to close on June 20, 2016. The net proceeds of the Offering are expected to be used for general corporate purposes.
The Company has granted the underwriters a 30-day option to purchase up to an additional 3,000,000 Common Shares.
Clarksons Platou Securities, Inc. is acting as Sole Bookrunner & Joint Lead Manager in the Offering and BTIG, LLC, Pareto Securities Inc. and Stifel, Nicolaus & Company, Incorporated are acting as Joint Lead Managers in the Offering.

The Company's Common Shares trade on the New York Stock Exchange under the symbol "SALT."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A final prospectus supplement related to the Offering will be filed with the U.S. Securities and Exchange Commission (the "SEC") and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Clarksons Platou Securities, Inc., 410 Park Avenue, Suite 710, New York, NY 10022 (or by telephone, toll free at 855-864-2265, or by e-mail at prospectuses@clarksons.com), BTIG, LLC, 825 3rd Avenue, 6th Floor, New York, NY 10022 (or by email at USSyndicate@btig.com), Pareto Securities Inc., 150 East 52nd Street, 29th Floor, New York, NY 10022, Attention: Audun J. Hoen (or by e-mail at audun.hoen@paretosec.com) and Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department (or by telephone, toll free at 855-300-7136 or e-mail: syndprospectus@stifel.com).

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 36 vessels, consisting of 14 Kamsarmax vessels and 22 Ultramax vessels. The Company also time charters-in two dry bulk vessels (consisting of one Kamsarmax vessel and one Panamax vessel) and has contracted for 12 dry bulk vessels (consisting of six Kamsarmax vessels and six Ultramax vessels), from shipyards in Japan and China. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tons. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact Information
Scorpio Bulkers Inc.
646-432-1675
www.scorpiobulkers.com